FORM 6 – K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2016

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 16, 2016, announcing that Soft Bank to Provide High-Speed LTE Services Using Gilat’s Satellite-Based Cellular Backhaul Technology

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated February 16, 2016	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

SoftBank to Provide High-Speed LTE Services Using Gilat’s
Satellite-Based Cellular Backhaul Technology

Commercial services to remote areas in Japan expected in 2016 based on successful field trial of Gilat’s SkyEdge II-c Capricorn VSAT network

Tokyo, Japan and Petah Tikva, Israel – February 16, 2016 – SoftBank Corp. (“SoftBank”), a subsidiary of SoftBank Group Corp. (TOKYO: 9984) providing mobile communication, fixed-line communication and Internet connection services to customers in Japan, and Gilat Satellite Networks Ltd. (“Gilat”, NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, satellite mobility solutions and services, announced today that SoftBank intends to provide high-speed LTE services using Gilat’s satellite-based cellular backhaul technology following a successful field trial. This technology makes it possible for SoftBank to cost-effectively offer high-speed mobile communication services in remote areas where it is difficult to install fixed-line facilities and base stations. SoftBank expects to offer commercial services in Japan, based on this technology, within 2016.

SoftBank has already succeeded in providing cost-efficient 3G mobile communications in Japan, where it is difficult to build facilities for fixed-line and mobile communications, by using satellite communications as backhaul. SoftBank contributed to the development of Gilat’s SkyEdge II-c high-speed satellite communications platform early on, and conducted verification work along the way. The latest trials demonstrated FTP downlink rates of up to 100Mbps using actual mobile handsets, which until now have been very difficult to achieve.

Yasuyuki Imai, SoftBank’s Executive Vice President and Head of the Technology Unit commented, “With this technology, we will be able to also offer high-speed LTE services in mountainous regions, remote islands and other areas in Japan where it is difficult to install fixed-line backhaul cost-effectively and quickly. We already have satellite-based backhaul in those regions, but now we will be able to offer our customers LTE speeds. We also expect to see the application of this technology to the mobile network of our group company Sprint in the US. Our hope is that this technology will help play a role in bridging the digital divide.”

Dov Baharav, Gilat’s Chairman of the Board and Interim CEO commented, “Gilat is the pioneer in delivering 4G satellite-based cellular backhaul for mobile network operators and our new technology allows for quick time to market and complete 4G service coverage. We are excited to be working with a leading global carrier like SoftBank to help them deliver high-speed mobile communication services in a variety of regions.”

About SoftBank Corp.
SoftBank Corp., a subsidiary of SoftBank Group Corp. (TOKYO: 9984), provides mobile communication, fixed-line communication and Internet connection services to customers in Japan. Leveraging synergies with other companies in the SoftBank Group, SoftBank Corp. aims to transform lifestyles through ICT and expand into other business areas including IoT, robotics and energy.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Media Contacts:

SoftBank Corp.
SoftBank Corp. Corporate Communications Office (Tokyo)
+81.3.6889.2301
sbpr@softbank.co.jp

Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com

● SoftBank, the SoftBank name and logo are registered trademarks or trademarks of SoftBank Group Corp. in Japan and other countries.